Exhibit 99.2

Independent Bank Group

Fourth Quarter 2016
Earnings Release Presentation

January 26, 2017

Safe Harbor Statement

From time to time, our comments and releases may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements can be identified by words such as "believes," "anticipates," "expects," "forecast," "guidance," "intends," "targeted," "continue," "remain," "should," "may," "plans," "estimates," "will," "will continue," "will remain," variations on such words or phrases, or similar references to future occurrences or events in future periods; however, such words are not the exclusive means of identifying such statements. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, and other financial items; (ii) statements of plans, objectives, and expectations of Independent Bank Group or its management or Board of Directors; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Forward-looking statements are based on Independent Bank Group's current expectations and assumptions regarding its business, the economy, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Independent Bank Group's actual results may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (1) local, regional, national, and international economic conditions and the impact they may have on us and our customers and our assessment of that impact; (2) volatility and disruption in national and international financial markets; (3) government intervention in the U.S. financial system, whether through changes in the discount rate or money supply or otherwise; (4) changes in the level of non-performing assets and charge-offs; (5) changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; (6) adverse conditions in the securities markets that lead to impairment in the value of securities in our investment portfolio; (7) inflation, deflation, changes in market interest rates, developments in the securities market, and monetary fluctuations; (8) the timely development and acceptance of new products and services and perceived overall value of these products and services by customers; (9) changes in consumer spending, borrowings, and savings habits; (10) technological changes; (11) the ability to increase market share and control expenses; (12) changes in the competitive environment among banks, bank holding companies, and other financial service providers; (13) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and insurance) with which we and our subsidiaries must comply; (14) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board, and other accounting standard setters; (15) the costs and effects of legal and regulatory developments including the resolution of legal proceedings; and (16) our success at managing the risks involved in the foregoing items and (17) the other factors that are described in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, the Company's Annual Report on Form 10-K filed on February 25, 2016, under the heading "Risk Factors", and other reports and statements filed by the Company with the SEC. Any forward-looking statement made by the Company in this release speaks only as of the date on which it is made. Factors or events that could cause the Company's actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Today's Presenters



David R. Brooks
Chairman of the Board, CEO and President, Director

- 37 years in the financial services industry; 29 years at Independent Bank
- Active in community banking since the early 1980s - led the investor group that acquired Independent Bank in 1988



Michelle S. Hickox
Executive Vice President, Chief Financial Officer

- 26 years in the financial services industry; 4 years at the Company
- Previously a Financial Services Audit Partner at McGladrey LLP

Fourth Quarter Key Highlights

- Core (non-gaap) earnings were $15.5 million, or $0.83 per diluted share, compared to $14.8 million, or $0.80 per diluted share, for third quarter 2016, representing an increase in linked quarter core earnings of 4.9%
- Strong organic loan growth of 19.3% for the quarter (annualized) and 14.6% for the year
- Return on assets above 1%
- Increased the quarterly dividend paid to shareholders by 25% to $0.10 per share, up from $0.08 per share
- Announced acquisition of Carlile Bancshares, Inc. and its subsidiary, Northstar Bank that is projected to be accretive to earnings per share and tangible book value and capital ratios

Fourth Quarter Selected Financial Data

($ in thousands except per share data)	As of and for the Quarter Ended				
Balance Sheet Data	**December 31, 2016**	**September 30, 2016**	**December 31, 2015**	**Linked Quarter Change**	**Annual Change**
Total assets	$ 5,852,801	$ 5,667,195	$ 5,055,000	3.3 %	15.8 %
Loans held for investment (gross)	4,572,771	4,360,690	3,989,405	4.9	14.6
Total deposits	4,577,109	4,416,493	4,028,279	3.6	13.6
Total borrowings (excluding trust preferred securities)	568,045	577,974	371,283	(1.7)	53.0
Total capital	672,365	643,253	603,371	4.5	11.4
Earnings and Profitability Data					
Net interest income	$ 46,526	$ 45,737	$ 42,151	1.7 %	10.4 %
Net interest margin	3.59%	3.66%	3.96%	(1.9)%	(9.3)%
Non-interest income	$ 5,224	$ 4,932	$ 4,254	5.9 %	22.8 %
Non-interest expense	27,361	26,887	28,527	1.8 %	(4.1)%
Net income	14,775	14,504	10,561	1.9 %	39.9 %
Basic EPS	$ 0.79	$ 0.78	$ 0.58	1.3 %	36.2 %
Diluted EPS	$ 0.79	$ 0.78	$ 0.58	1.3 %	36.2 %
Core net interest margin [(1) (2)]	3.58%	3.65%	3.91%	(1.9)%	(8.4)%
Core net income [(1)]	$ 15,541	$ 14,819	$ 11,377	4.9 %	36.6 %
Core basic EPS [(1)]	$ 0.83	$ 0.80	$ 0.63	3.8 %	31.7 %
Core diluted EPS [(1)]	$ 0.83	$ 0.80	$ 0.63	3.8 %	31.7 %

(1) See Appendix for Non-GAAP reconciliation
(2) Excludes income recognized on acquired loans of $51, $116 and $516, respectively.

Consistent Earnings Growth

Earnings Per Share and Core Earnings Per Share Trends [1]



$1.86
$2.23
$2.23
$2.37
$2.89
$3.06
2014
2015
2016
Period Ending
$0.58
$0.63
$0.67
$0.67
$0.64
$0.75
$0.78
$0.80
$0.79
$0.83
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Period Ending
EPS
Core EPS

(1) See Appendix for Non-GAAP reconciliation

Interest Income Growth

Interest Income, Net Interest Income and NIM Trends


$210.0
$183.8
$174.0
$154.1
$140.1
$124.1
4.3%
4.19%
4.05%
3.81%
$87.2
$74.9
2013
2014
2015
2016
Period Ending
$53.9
$52.7
$51.5
$51.9
$47.4
$45.7
$45.9
$45.7
$46.5
$42.2
3.96%
4.08%
3.96%
3.66%
3.59%
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Period Ending
NIM
Interest income ($ in millions)
Net interest income ($ millions)

Core Efficiency Ratio


Core Efficiency Ratio Trends (1)
64.6%
57.9%
58.4%
53.3%
58.8%
55.7%
55.1%
52.1%
50.6%
2013
2014
2015
2016
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Period Ending
Core Efficiency Ratio

(1) See Appendix for non-GAAP Reconciliation

Loan Portfolio Growth



Total Loans by Year ($ in billions)(1)
2013 -2016 CAGR 38.5%
$1,727
$3,206
$4,002
$4,583
2013
2014
2015
2016
Quarter Ending
Organic
Impact of Acquisitions (in Year Acquired)

(1) Includes loans held for sale.

Diversified Loan Portfolio

Loan Composition at 12/31/16



Consumer: 1%
1-4 Family Const.: 5%
1-4 Family: 14%
C&I: 14%
Ag: 1%
C&D: 12%
CRE: 54%

CRE Loan Composition at 12/31/16



Misc: 14.1%
Office: 30.4%
Church: 3.6%
Industrial: 5.0%
Daycare/School: 2.2%
Hotel/Motel: 4.4%
Retail: 23.9%
Multifamily: 7.9%
Healthcare: 8.5%

Loans by Region at 12/31/16



Houston: 28.2%
Central Texas: 25.1%
North Texas: 46.7%

Historically Strong Credit Culture


NPLs / Loans
4.41%
4.15%
4.11%
3.36%
2.67%
2.25%
1.71%
1.64%
3.03%
3.43%
2.91%
2.38%
1.83%
1.5%
1.49%
1.57%
1.62%
1.89%
1.14%
0.81%
0.53%
0.32%
0.37%
0.39%
2009
2010
2011
2012
2013
2014
2015
2016
Period Ending
TX Commercial Banks
U.S. Commercial Banks
IBTX


NCOs / Average Loans
2.67%
2.67%
1.64%
1.13%
0.7%
0.49%
0.43%
0.43%
1.22%
1.05%
0.74%
0.39%
0.19%
0.1%
0.16%
0.23%
0.21%
0.31%
0.11%
0.06%
0.09%
0.03%
0.02%
0.12%
2009
2010
2011
2012
2013
2014
2015
2016
Period Ending
TX Commercial Banks
U.S. Commercial Banks
IBTX

Note: Financial data as of and for years ended December 31, and quarter ended September 30, 2016 for peer data and December 31, 2016 for IBTX. Interim chargeoff data annualized.
Source: U.S. and Texas Commercial Bank numbers from SNL Financial.

Provision and Chargeoffs

- Historically low chargeoffs
- Q3 2016 - $3MM chargeoff related to impaired energy loan



Provision expense and Net chargeoff trends
($ in thousands)
$3,822
$5,359
$9,231
$9,440
$1,970
$2,997
$2,123
$2,123
$2,197
$1,340
$767
$740
$4,892
$15
$56
$1,191
$3,464
$181
2013
2014
2015
2016
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Period Ending
Provision expense
Net chargeoffs

Energy Lending



Outstanding Balances and Related Reserves
(in millions)
6.8%
$22.4
$182.5
4.1%
$12.7
$173.2
5.0%
$13.2
$108.9
$14.0
$112.5
4.7%
$10.4
$114.9
4.6%
12/31/15
03/31/16
06/30/16
09/30/16
12/31/16
Quarter Ending
Exploration and Production
Service loans
Energy reserve % to total energy loans



Classified Energy Credits
(in millions)
$24.2
$7.1
$17.1
$48.3
$23.7
$24.6
$32.2
$11.7
$20.5
$27.0
$7.7
$19.3
$26.8
$7.7
$19.1
12/31/15
03/31/16
06/30/16
09/30/16
12/31/16
Quarter Ending
Substandard Performing
Substandard Nonperforming

Deposit Mix and Pricing

Deposit Mix as of December 31, 2016



CDs < $100,000: 1.9%
IRAs: 0.9%
CDs > 100,000: 8.1%
Noninterest-bearing demand: 24.4%
Money Market: 8.5%
Savings: 3.3%
Interest-bearing public funds: 19.1%
Interest-bearing checking: 33.8%

Deposit Growth versus Average Rate (1)



($ in millions)
0.69%
0.47%
$1,391
$1,710
$3,250
0.37%
$4,028
0.34%
$4,577
0.38%
2012
2013
2014
2015
2016
Period Ending
Deposits
Average Rate

2016 YTD Average Rate for Interest-bearing deposits: 0.51%

(1) Average rate for total deposits

Capital

Total Capital and TCE/TA Ratios (1)


13.83%
12.59%
11.14%
10.47%
11.35%
11.24%
11.38%
9.21%
7.07%
6.87%
6.86%
6.88%
6.86%
7.17%
12/31/13
12/31/14
12/31/15
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Period Ending
Total capital to risk-weighted assets
Tangible common equity to tangible assets

(1) See Appendix for non-GAAP Reconciliation

Supplemental Information - Non-GAAP Financial Measures (unaudited)

Reconciliation of Core Earnings, Core Efficiency Ratio and Core EPS--Quarterly Periods

($ in thousands except per share data)		December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Net Interest Income - Reported	(a)	**46,526**	**45,737**	**45,883**	**45,660**	**42,151**
Income recognized on acquired loans		(51)	(116)	(265)	(1,333)	(516)
Adjusted Net Interest Income	(b)	**46,475**	**45,621**	**45,618**	**44,327**	**41,635**
Provision Expense - Reported	(c)	2,197	2,123	2,123	2,997	1,970
Noninterest Income - Reported	(d)	5,224	4,932	4,929	4,470	4,254
Loss on sale of branch		—	43	—	—	—
Gain on sale of OREO/repossessed assets		—	(4)	(10)	(48)	(70)
Gain on sale of securities		—	—	(4)	—	(44)
Loss / (Gain) on sale of PP&E		—	9	(3)	(38)	(16)
Adjusted Noninterest Income	(e)	**5,224**	**4,980**	**4,912**	**4,384**	**4,124**
Noninterest Expense - Reported	(f)	27,361	26,887	31,023	28,519	28,527
Senior leadership restructuring		—	—	(2,575)	—	—
OREO impairment		—	(51)	—	(55)	—
IPO related stock grant and bonus expense		(127)	(104)	(156)	(156)	(156)
Acquisition expense		(1,075)	(384)	(475)	(1,187)	(1,487)
Adjusted Noninterest Expense	(g)	**26,159**	**26,348**	**27,817**	**27,121**	**26,884**
Core Net Income (1)	(b) - (c) + (e) - (g)= (h)	**15,541**	**14,819**	**13,764**	**12,438**	**11,377**
Core Efficiency Ratio	(g) / (b + e)	**50.60%**	**52.07%**	**55.05%**	**55.68%**	**58.75%**
Average shares for basic EPS	(i)	18,613,975	18,478,289	18,469,182	18,444,284	17,965,055
Average shares for diluted EPS	(j)	18,716,614	18,568,622	18,547,074	18,528,031	18,047,960
Core Basic EPS	(h) / (i)	**$ 0.83**	**$ 0.80**	**$ 0.75**	**$ 0.67**	**$ 0.63**
Core Diluted EPS	(h) / (j)	**$ 0.83**	**$ 0.80**	**$ 0.74**	**$ 0.67**	**$ 0.63**

(1) Assumes actual effective tax rate of 33.4%, 33.0%, 33.2%, 33.1%, and 32.7%, for the quarters ended December 31, 2016, September 30, 2016, June 30, 2016, March 31, 2016 and December 31, 2015, respectively.

Supplemental Information - Non-GAAP Financial Measures (unaudited)

Reconciliation of Core Earnings, Core Efficiency Ratio and Core EPS--Annual Periods

($ in thousands except per share data)		Year Ended December 31,		
		2016	2015	2014
Net Interest Income - Reported	(a)	$ 183,806	$ 154,098	$ 124,145
Write-off of debt origination warrants		—	—	—
Income recognized on acquired loans		(1,765)	(1,272)	(1,960)
Adjusted Net Interest Income	(b)	$ 182,041	$ 152,826	$ 122,185
Provision Expense - Reported	(c)	9,440	9,231	5,359
Noninterest Income - Reported	(d)	19,555	16,128	13,624
Gain on sale of loans		—	(116)	(1,078)
Loss on sale of branch		43	—	—
Gain on sale of OREO/repossessed assets		(62)	(290)	(71)
Gain on sale of securities		(4)	(134)	(362)
Loss / (Gain) on sale of PP&E		(32)	358	22
Adjusted Noninterest Income	(e)	**19,500**	**15,946**	**12,135**
Noninterest Expense - Reported	(f)	113,790	103,198	88,512
Executive team restructuring		(2,575)	—	—
Adriatica expenses		—	—	(23)
OREO impairment		(106)	(35)	(22)
IPO related stock grant and bonus expense		(543)	(624)	(630)
Registration statements		—	—	(619)
Core system conversion		—	—	(265)
Acquisition expense		(3,121)	(3,954)	(9,237)
Adjusted Noninterest Expense	(g)	**107,445**	**98,585**	**77,716**
Core Net Income [1]	(b) - (c) + (e) - (g)= (h)	**$ 56,563**	**$ 41,056**	**$ 34,427**
Core Efficiency Ratio	(g) / (b + e)	**53.31%**	**58.41%**	**57.86%**
Average shares for basic EPS	(i)	18,501,663	17,321,513	15,458,666
Average shares for diluted EPS	(j)	18,588,309	17,406,108	15,557,120
Core Basic EPS	**(h) / (i)**	**$ 3.06**	**$ 2.37**	**$ 2.23**
Core Diluted EPS	**(h) / (j)**	**$ 3.04**	**$ 2.36**	**$ 2.21**

(1) Assumes actual effective tax rate of 33.2%, 32.6% and 32.8% for the years ended December 31, 2016, 2015, and 2014, respectively.

APPENDIX

Supplemental Information - Non-GAAP Financial Measures (unaudited)

Reconciliation of Tangible Common Equity to Tangible Assets

Tangible Common Equity To Tangible Assets	12/31/16	9/30/16	6/30/16	3/31/16	12/31/2015	12/31/14	12/31/13
($ in thousands)							
Tangible Common Equity							
Total common stockholders' equity	$ 672,365	$ 643,253	$ 629,628	$ 616,258	$ 603,371	$ 516,913	$ 233,772
Adjustments:							
Goodwill	(258,319)	(258,319)	(258,319)	(258,319)	(258,643)	(229,457)	(34,704)
Core deposit intangibles, net	(14,177)	(14,669)	(15,161)	(15,653)	(16,357)	(12,455)	(3,148)
Tangible Common Equity	$ 399,869	$ 370,265	$ 356,148	$ 342,286	$ 328,371	$ 275,001	$ 195,920
Tangible Assets	5,580,305	5,394,207	5,173,317	4,987,995	4,780,000	3,890,727	2,126,132
Tangible Common Equity To Tangible Assets	**7.17%**	**6.86%**	**6.88%**	**6.86%**	**6.87%**	**7.07%**	**9.21%**